CAVALCANTI
HUME
FUNFER INC
www.chffr.com

TORONTO
900, 6 Adelaide St. East
Toronto, ON. M5C.1H6
Tel: 416.868.1079
Fax: 416.868.6198

CALGARY
900, 805 8 Ave. SW
Calgary, AB. T2P.1H7
Tel: 403.541.1225
Fax: 403.410.7217

03 DEC 22 7:21

Exemption number 82-4644

Monday, December 15, 2003

03045535

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

SUPPL

Dear Mr. Dudek:

Herewith a Parkland Income Fund press release: 'Parkland Income Fund declares distribution payment – December 15, 2003,' sent for filing as required by Rule 12g3-2(b).

Kind regards,

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

Brenda Orser
Account Manager

Encl.

dly 1/8

FOR IMMEDIATE RELEASE: Monday, December 15, 2003

PARKLAND INCOME FUND DECLARES DISTRIBUTION PAYMENT

Red Deer, Alberta, December 15, 2003: Parkland Income Fund (TSX: PKI.UN) is pleased to announce that a distribution of fourteen cents ($0.14) per trust unit will be payable on January 15, 2004 to unitholders of record on December 31, 2003.

Parkland Income Fund operates a retail and wholesale fuels and convenience store business under its marketing brands *Fas Gas*, *RT Fuels* and *Short Stop*. Parkland has developed a strong market niche in western and northern Canada by focusing on non-urban markets.

\- 30 -

For further information, contact:

Parkland Industries Ltd., Administrator of Parkland Income Fund:

Red Deer: Andrew B. Wiswell, President and CEO (403) 357-6400
Red Deer: John G. Schroeder, Vice President and CFO (403) 357-6400
or visit Parkland's web site at **www.parkland.ca.**